STATEMENT OF INVESTMENTS

Dreyfus Florida Municipal Money Market Fund

August 31, 2007 (Unaudited)

Short-Term Investments--100.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alachua County, Revenue (North Central Florida YMCA, Inc. Project) (LOC; SouthTrust Bank)	4.07	9/7/07	1,515,000 a	1,515,000
Alachua Housing Finance Authority, MFHR (Edenwood Park Project) (Liquidity Facility; Merrill Lynch)	4.12	9/7/07	3,325,000 a,b	3,325,000
Broward County, IDR (GB Instruments Inc. Project) (LOC; Bank of America)	4.10	9/7/07	1,820,000 a	1,820,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.73	10/5/07	6,600,000	6,600,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.75	10/5/07	8,610,000	8,610,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.73	12/6/07	3,584,000	3,584,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	4.10	9/7/07	14,500,000 a	14,500,000
Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	4.07	9/7/07	10,000 a,b	10,000
Broward County School District, GO Notes, Refunding	5.00	2/15/08	1,500,000	1,508,615
Capital Trust Agency, Multifamily Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.15	9/7/07	25,840,000 a,b	25,840,000
Collier County Industrial Development Authority, IDR (March Project) (LOC; Wachovia Bank)	4.12	9/7/07	2,810,000 a	2,810,000
Dade County, Resource Recovery Facility				

Revenue, Refunding (Insured; AMBAC)	5.30	10/1/07	1,850,000	1,852,191
Dade County Industrial Development Authority, IDR (U.S. Holdings Inc. Project) (LOC; SunTrust Bank)	4.17	9/7/07	575,000 [a]	575,000
DeSoto County, Capital Improvement Revenue (Insured; MBIA)	4.00	10/1/07	250,000	250,059
Escambia County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	4.07	9/7/07	1,735,000 [a,b]	1,735,000
Escambia County Utilities Authority, Utility System Revenue (Insured; FGIC)	4.25	1/1/08	100,000	100,161
Florida, State Board of Education, Lottery Revenue (Insured; AMBAC)	5.50	7/1/08	640,000	648,922
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	4.50	1/1/08	300,000	300,680
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	5.00	6/1/08	100,000	100,870
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	4.00	6/1/08	5,000,000	5,008,237
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	150,000	151,303
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	150,000	151,362
Florida Department of Environmental Protection, Florida Forever Revenue, Refunding (Insured; MBIA)	5.00	7/1/08	250,000	252,316
Florida Department of Environmental Protection, Preservation 2000 Revenue, Refunding (Insured; FSA)	5.25	7/1/08	100,000	101,088
Florida Development Finance Corporation, IDR (Air Technology) (LOC; Wachovia Bank)	4.12	9/7/07	2,000,000 [a]	2,000,000
Florida Development Finance Corporation, IDR (Atlantic Truss Group, LLC Project) (LOC; Wachovia Bank)	4.12	9/7/07	2,875,000 [a]	2,875,000
Florida Development Finance Corporation, IDR (Byrd Technologies Inc. Project)				

(LOC; Wachovia Bank)	4.12	9/7/07	1,330,000 a	1,330,000
Florida Development Finance Corporation, IDR (Downey Glass Industries, LLC Project) (LOC; Wachovia Bank)	4.12	9/7/07	520,000 a	520,000
Florida Development Finance Corporation, IDR (DSLA Realty LC Project) (LOC; SunTrust Bank)	4.17	9/7/07	1,190,000 a	1,190,000
Florida Development Finance Corporation, IDR (Energy Planning Associates Corporation Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,290,000 a	1,290,000
Florida Development Finance Corporation, IDR (Enterprise 2650 LLC Project) (LOC; Wachovia Bank)	4.12	9/7/07	950,000 a	950,000
Florida Development Finance Corporation, IDR (Florida Food Products, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	2,100,000 a	2,100,000
Florida Development Finance Corporation, IDR (Florida Steel Project) (LOC; Wachovia Bank)	4.12	9/7/07	855,000 a	855,000
Florida Development Finance Corporation, IDR (Increte LLC Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,910,000 a	1,910,000
Florida Development Finance Corporation, IDR (Jamivon Properties Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,550,000 a	1,550,000
Florida Development Finance Corporation, IDR (Kelray Real Estate Project) (LOC; Wachovia Bank)	4.12	9/7/07	750,000 a	750,000
Florida Development Finance Corporation, IDR (Octex Corporation Project) (LOC; Wachovia Bank)	4.12	9/7/07	150,000 a	150,000
Florida Development Finance Corporation, IDR (R.L. Smith Investments LLC Project) (LOC; SunTrust Bank)	4.17	9/7/07	860,000 a	860,000
Florida Development Finance Corporation, IDR (Retro Elevator Corporation Project) (LOC; Wachovia Bank)	4.12	9/7/07	745,000 a	745,000
Florida Development Finance Corporation, IDR (Suncoast Bakeries, Inc. Project) (LOC; SunTrust Bank)	4.12	9/7/07	600,000 a	600,000
Florida Development Finance				

Corporation, IDR (Trese Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	880,000 a	880,000
Florida Development Finance Corporation, IDR (Twin Vee PowerCats, Inc. Project) (LOC; SunTrust Bank)	4.17	9/7/07	1,720,000 a	1,720,000
Florida Finance Housing Corporation, MFHR (Falls of Venice Project) (Insured; FNMA and Liquidity Facility; FNMA)	4.05	9/7/07	4,080,000 a	4,080,000
Florida Housing Finance Corporation, Homeowner Mortgage Revenue	3.70	1/1/08	260,000	260,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	19,265,000	19,454,471
Florida Ports Financing Commission, Revenue (State Transportation Trust Fund-Intermodal Program) (Insured; FGIC)	4.75	10/1/07	100,000	100,030
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	4.11	9/7/07	15,630,000 a	15,630,000
Highlands County Health Facilities Authority, HR, Refunding (Adventist Health System/Sunbelt Obligated Group)	5.00	11/15/07	200,000	200,360
Hillsborough County, Solid Waste and RRR (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	4.05	9/7/07	9,745,000 a,b	9,745,000
Hillsborough County Aviation Authority, Revenue (Merlots Program) (Tampa International Airport) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4.07	9/7/07	1,970,000 a,b	1,970,000
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; MBIA)	5.00	10/1/07	285,000	285,296
Hillsborough County Aviation Authority, Revenue, Refunding (Tampa International Airport) (Insured; MBIA)	5.00	10/1/07	1,050,000	1,051,131
Hillsborough County Industrial Development Authority, IDR (Allied Aerofoam Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,450,000 a	2,450,000
Hillsborough County Industrial Development Authority, IDR				

(Seaboard Tampa Terminals Venture Project) (LOC; Wachovia Bank)	4.07	9/7/07	4,000,000 a	4,000,000
Hillsborough County Industrial Development Authority, IDR, Refunding (Leslie Controls Inc.) (LOC; SunTrust Bank)	4.12	9/7/07	3,535,000 a	3,535,000
Hillsborough County Port District, Revenue (Tampa Port Authority Project) (Insured; MBIA)	4.00	6/1/08	1,000,000	1,001,065
Jacksonville, Better Jacksonville Sales Tax Revenue (Insured; AMBAC)	5.00	10/1/07	150,000	150,132
Jacksonville, Educational Facilities Revenue (Edward Waters College Project) (LOC; Wachovia Bank)	3.70	10/1/07	1,530,000	1,530,000
Jacksonville Economic Development Commission, IDR (Load King Manufacturing Company Inc. Project) (LOC; SouthTrust Bank)	4.17	9/7/07	1,600,000 a	1,600,000
JEA, Saint Johns River Power Park System Revenue, Refunding	5.25	10/1/07	180,000	180,224
JEA, Water and Sewer System Revenue, Refunding	4.00	10/1/07	100,000	100,024
Jupiter Island, Utility System Revenue (South Martin Regional Utility) (Insured; MBIA)	4.30	10/1/07	100,000	100,044
Lake County Industrial Development Authority, Revenue (Locklando Door and Millwork, Inc. Project) (LOC; Wachovia Bank)	4.07	9/7/07	3,025,000 a	3,025,000
Lee County Educational Facilities Authority, Educational Facilities Revenue (International College Foundation Inc. Project) (LOC; SunTrust Bank)	4.12	9/7/07	1,750,000 a	1,750,000
Lee County Housing Finance Authority, MFHR (Heron Pond Apartments) (LOC; Regions Bank)	4.07	9/7/07	5,905,000 a	5,905,000
Lee County Housing Finance Authority, SFHR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	4.07	9/7/07	1,690,000 a,b	1,690,000
Lee County Housing Finance Authority, SFMR (Multi-County Program) (Insured; Transamerica Life and Insurance)	3.90	9/5/07	4,600,000	4,600,000

Lee County Industrial Development Authority, Utility System Revenue, Refunding (Bonita Springs Utilities, Inc. Project) (Insured; AMBAC)	4.25	11/1/07	105,000	105,015
Manatee County, IDR (Avon Cabinet Corporation Project) (LOC; Bank of America)	4.10	9/7/07	1,950,000 a	1,950,000
Marion County Industrial Development Authority, IDR (Universal Forest Products) (LOC; Wachovia Bank)	4.12	9/7/07	2,500,000 a	2,500,000
Martin County, PCR, Refunding (Florida Power and Light Company Project)	4.02	9/1/07	2,700,000 a	2,700,000
Miami-Dade County, Aviation Revenue, Refunding (Insured; FGIC)	5.25	10/1/07	505,000	505,517
Miami-Dade County, Capital Asset Acquisition Special Obligation Revenue (Insured; AMBAC)	5.00	4/1/08	1,000,000	1,007,341
Miami-Dade County Industrial Development Authority, IDR (Dutton Press Inc. Project) (LOC; SunTrust Bank)	4.12	9/7/07	1,520,000 a	1,520,000
Miami-Dade County Industrial Development Authority, IDR (Futurama Project) (LOC; SunTrust Bank)	4.10	9/7/07	1,910,000 a	1,910,000
Miami-Dade County Industrial Development Authority, IDR (Ram Investments Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,810,000 a	2,810,000
Miami-Dade County Industrial Development Authority, IDR (von Drehle Holdings, LLC Project) (LOC; Branch Banking and Trust Company)	4.08	9/7/07	1,830,000 a	1,830,000
Miami-Dade County Industrial Development Authority, Revenue (Altira, Inc. Project) (LOC; SunTrust Bank)	4.12	9/7/07	1,950,000 a	1,950,000
Orange County Health Facilities Authority, Revenue (The Nemours Foundation Project)	4.00	1/1/08	500,000	500,000
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	3.75	9/13/07	5,000,000	5,000,000
Orange County Housing Finance Authority, MFHR (Windsor Pines Project) (LOC; Bank of America)	4.02	9/7/07	1,300,000 a	1,300,000
Orange County Industrial Development Authority, Revenue				

(Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	4.07	9/7/07	220,000 a	220,000
Orlando Utilities Commission, Water and Electric Revenue, Refunding	5.50	10/1/07	100,000	100,117
Palm Beach County, IDR, Refunding (Eastern Metal Supply Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	2,570,000 a	2,570,000
Palm Beach County Housing Finance Authority, MFHR (Azalea Place Apartments Project) (LOC; SunTrust Bank)	4.02	9/7/07	1,000,000 a	1,000,000
Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; MBIA)	4.70	8/1/08	300,000	302,257
Pasco County Educational Facilities Authority, Revenue (Saint Leo University Project) (LOC; Amsouth Bank)	4.05	9/7/07	1,090,000 a	1,090,000
Pensacola, Airport Revenue (Insured; MBIA)	5.40	10/1/07	155,000	155,193
Pinellas County Industrial Development Authority, IDR (Falcon Enterprises Inc. Project) (LOC; SunTrust Bank)	4.17	9/7/07	1,830,000 a	1,830,000
Pinellas County Industrial Development Authority, IDR (Restorative Care of America Project) (LOC; SunTrust Bank)	4.17	9/7/07	1,500,000 a	1,500,000
Pinellas County Industry Council, IDR (Molex ETC Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	2,350,000 a	2,350,000
Pinellas County Industry Council, Revenue (Lutheran Church of the Cross Day School Project) (LOC; Wachovia Bank)	4.07	9/7/07	225,000 a	225,000
Polk County Industrial Development Authority, IDR (Elite Building Products, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,890,000 a	1,890,000
Polk County Industrial Development Authority, IDR (Florida Treatt Inc. Project) (LOC; Bank of America)	4.10	9/7/07	3,600,000 a	3,600,000
Polk County Industrial Development Authority, IDR (GSG Investments Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,330,000 a	2,330,000
Reedy Creek Improvement District, Ad Valorem Tax Bonds, Refunding (Insured; MBIA)	4.20	6/1/08	125,000	125,314
Riveria Beach,				

IDR (K. Rain Manufacturing Project) (LOC; SunTrust Bank)	4.12	9/7/07	2,030,000 a	2,030,000
Saint John's County Industrial Development Authority, IDR (Bronz-Glow Technologies Project) (LOC; Wachovia Bank)	4.12	9/7/07	1,130,000 a	1,130,000
Saint Lucie County, IDR (A-1 Roof Trusses Company Project) (LOC; SouthTrust Bank)	4.12	9/7/07	1,105,000 a	1,105,000
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	4.07	9/7/07	460,000 a	460,000
Sumter County Industrial Development Authority, IDR (Robbins Manufacturing Company Project) (LOC; Wachovia Bank)	4.12	9/7/07	370,000 a	370,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Bank of Nova Scotia)	4.00	9/4/07	900,000	900,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Bank of Nova Scotia)	3.71	10/5/07	6,300,000	6,300,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Bank of Nova Scotia)	3.80	10/19/07	5,265,000	5,265,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.75	9/12/07	11,800,000	11,800,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.78	9/13/07	3,000,000	3,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.80	10/19/07	1,810,000	1,810,000
Tallahassee, Consolidated Utility Systems Revenue, Refunding (Insured; FGIC)	4.00	10/1/07	100,000	100,000
Tallahassee, Energy System Revenue, Refunding (Insured; FSA)	5.00	10/1/07	1,000,000	1,001,040
Tamarac, IDR (Arch Aluminum and Glass Company) (LOC; Comerica Bank)	4.12	9/7/07	1,000,000 a	1,000,000
Tampa, Health System Revenue (Catholic Health East Issue)				

(Insured; MBIA)	5.50	11/15/07	5,000,000	5,017,459
Volusia County Industrial Development Authority, IDR (Easter Seals Society of Volusia and Flager Counties Inc. Project) (LOC; Wachovia Bank)	4.07	9/7/07	335,000 a	335,000

Total Investments (cost $274,516,834)		**100.7%**	**274,516,834**
Liabilities, Less Cash and Receivables		**(.7%)**	**(1,927,664)**
Net Assets		**100.0%**	**272,589,170**

a Securities payable on demand. Variable interest rate--subject to periodic change.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $44,315,000 or 16.3% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue

PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance